Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-140318 and 333-143503) pertaining to the 2006 Long-Term Incentive Plan of Alesco Financial Inc. and the Registration Statement (Form S-3 No. 333-145417) of the Company and in the related prospectuses of our report dated March 4, 2009, except for the retrospective adjustments described in Note 2, as to which the date is June 1, 2009, with respect to the consolidated financial statements and schedules of Alesco Financial Inc. and our report dated March 4, 2009 with respect to and the effectiveness of internal control over financial reporting of Alesco Financial Inc., included in this Current Report on Form 8-K dated June 2, 2009.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

June 1, 2009